FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                           For the month of January 2010

                        Commission File Number 2 - 68279

                               RICOH COMPANY, LTD.
                 -----------------------------------------------
                 (Translation of Registrant's name into English)

               13-1, Ginza 8-Chome, Chuo-ku, Tokyo 104-8222, Japan
               ---------------------------------------------------
                    (Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

      Form 20-F    X      Form 40-F    __

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __ )

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __ )

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

      Yes    __      No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__ )


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                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            Ricoh Company, Ltd.
                                            ------------------------------
                                            (Registrant)

                                            By:  /S/  Zenji Miura
                                            ------------------------------
                                            Zenji Miura
                                            Director, Chief Financial Officer
                                            Corporate Executive Vice President



January 29, 2010


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

                                                                January 29, 2010

                                             Company:        RICOH COMPANY, LTD.
                                             Representative: Shiro Kondo
                                                             President and CEO

                                             Contact:        Masakuni Kutsuwada
                                                             General Manager of
                                                             PR Department
                                                             +81-3-6278-5228

          NOTICE CONCERNING REVISION OF CONSOLIDATED FINANCIAL FORECAST

Ricoh Company, Ltd. ("Ricoh") revised its consolidated financial forecast for the year ending March 31, 2010 based on its recent business performance.

1. Revision of the consolidated financial forecast for the year ending March 31, 2010

                                                                                    (Millions of yen)
-----------------------------------------------------------------------------------------------------
                                                                                        Net income
                                                                                      attributable to
                                                                       Income before  Ricoh Company,
                                          Net sales  Operating income   income taxes       Ltd.
-----------------------------------------------------------------------------------------------------
Previous forecast (A)
  (Announced on October 27, 2009)         2,065,000       40,000           30,000          10,000
-----------------------------------------------------------------------------------------------------
New forecast (B)                          2,000,000       45,000           35,000          15,000
-----------------------------------------------------------------------------------------------------
Change (B - A)                              -65,000        5,000            5,000           5,000
-----------------------------------------------------------------------------------------------------
Percentage change                              -3.1%        12.5%            16.7%           50.0%
-----------------------------------------------------------------------------------------------------
(Reference)
Actual for the year ended March 31, 2009  2,091,696       74,536           30,939           6,530
-----------------------------------------------------------------------------------------------------

2.   Basis for the revision

     Ricoh assumes the consolidated net sales of both domestic and overseas market are lower than our previous forecast. However, Ricoh expects the operating income, income before income taxes and net income attributable to Ricoh Company, Ltd. surpass our previous forecast the fact that Ricoh's group-wide cost reduction efforts offset the decrease in the gross profit stemming from the decrease in the net sales.

* Ricoh bases the forecast estimates above upon information currently available to management, which involves risks and uncertainties that could cause actual results to differ materially from those projected.